

May 3, 2024

Eliyahu Haddad
Chief Executive Officer
Dror Ortho-Design, Inc.
Shatner Street 3
Jerusalem , Israel

> **Re: Dror Ortho-Design, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 17, 2024**
> **File No. 333-276981**

Dear Eliyahu Haddad:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 5, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Plan of Distribution, page 108

1. We note your response to prior comment 1 and reissue it in part. You state here that the selling shareholder sales may be at fixed or negotiated prices. You also state that "the Selling Securityholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales." Given the nature of the offering and its significant size relative to the number of shares outstanding held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Accordingly, please either revise your prospectus cover page and here to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and identify the selling shareholders as underwriters or provide us with a detailed analysis as to why the proposed offering is not an indirect primary offering on your behalf and thus

should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Please contact Li Xiao at 202-551-4391 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services